

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Managers of Precision Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Precision Securities, LLC (the Company) stated that:

The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii), (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) 17 C.F.R. § 240.15c3-3.

RSM US LLP

New York, New York
February 28, 2022

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Precision Securities, LLC
Exemption Report
December 31, 2021

Precision Securities, LLC, (the" Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met such exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Signature: _____

Shawn Turner
Chief Executive Officer
February 28, 2022

TITLE	2021 Precision Exemption Report (FINAL_v022822)
FILE NAME	2021 Precision Ex...INAL_v022822).pdf
DOCUMENT ID	888ee577a44e72275c22eff611e4f5da29b3edb7
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History


SENT

02 / 28 / 2022
17:37:37 UTC

Sent for signature to Shawn Turner (sturner@clearstreet.io)
from ajohnstone@clearstreet.io
IP: 131.239.80.10


VIEWED

02 / 28 / 2022
18:13:31 UTC

Viewed by Shawn Turner (sturner@clearstreet.io)
IP: 206.40.50.18


SIGNED

02 / 28 / 2022
18:13:47 UTC

Signed by Shawn Turner (sturner@clearstreet.io)
IP: 206.40.50.18


COMPLETED

02 / 28 / 2022
18:13:47 UTC

The document has been completed.